PROSPECTUS

                                  $100,000,000

USFREIGHTWAYS LOGOUSFREIGHTWAYS CORPORATION

                    6 1/2% GUARANTEED NOTES DUE MAY 1, 2009
                            ------------------------

     We are offering and selling an aggregate of $100,000,000 of our 6 1/2% guaranteed notes due May 1, 2009. We will receive the proceeds from the sale of the guaranteed notes.

     Interest on the guaranteed notes is payable on May 1 and November 1 of each year, beginning November 1, 1999. The guaranteed notes will mature on May 1, 2009. We may redeem some or all of the guaranteed notes at any time. We describe the redemption price under the heading "Description of the Guaranteed Notes--Optional Redemption" on page 9 of this prospectus. We will also pay accrued interest to the date of any redemption.

     The guaranteed notes are unsecured and rank equally with all of our other unsecured senior indebtedness. Substantially all of our domestic subsidiaries will guarantee the payment of principal and interest under the guaranteed notes. The guaranteed notes will not be entitled to the benefit of any sinking fund.

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

                                                              PER NOTE      TOTAL
                                                              --------      -----
Public Offering Price(1)....................................  99.192%    $99,192,000
Underwriting Discount.......................................     .65%       $650,000
Proceeds, before expenses, to USFreightways Corporation.....  98.542%    $98,542,000

(1) Plus accrued interest from May 5, 1999, if settlement occurs after that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The guaranteed notes will be ready for delivery through The Depository Trust Company on or about May 5, 1999.

                            ------------------------

MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON
                            ------------------------

                 The date of this prospectus is April 29, 1999.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS, AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCORPORATED BY REFERENCE, IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                               TABLE OF CONTENTS

USFreightways Corporation...................................      3
Where to Find More Information..............................      4
Risk Factors................................................      5
Ratios of Earnings to Fixed Charges.........................      6
Use of Proceeds.............................................      6
Summary Consolidated Financial Data.........................      7
Description of the Guaranteed Notes.........................      8
Underwriting................................................     14
Legal Opinions..............................................     15
Experts.....................................................     15

                           USFREIGHTWAYS CORPORATION

     We are a leading full-service provider of transportation services and innovative logistics solutions. We accomplish this through the following decentralized business units:

     - Regional less than truckload trucking

     - Logistics

     - Freight forwarding

     - Truckload transportation

REGIONAL LESS THAN TRUCKLOAD ("LTL") TRUCKING

     We own a group of five regional LTL companies which deliver freight overnight and by the second day throughout the United States, Hawaii, Alaska and parts of Canada. Over 70% of the freight we deliver for our regional customers is delivered within one day and over 95% is delivered within two days. The principal companies in our regional LTL group are USF Holland Inc., USF Bestway Inc., USF Red Star Inc., USF Reddaway Inc. and USF Dugan Inc.

     Typically, LTL carriers transport freight weighing 10,000 pounds or less along scheduled routes from many customers to various destinations. These carriers operate a network of terminals and fleets of line-haul and pick-up and delivery tractors and trailers. Freight is picked up from customers by local drivers and consolidated for shipment. The freight is then loaded into intercity trailers and transferred by line-haul drivers to the terminal servicing the delivery area. There, the freight is transferred to local trailers and delivered to its destination by local drivers.

     LTL carriers generally are categorized as regional, interregional or long-haul carriers, depending on the distance freight travels from pick-up to final delivery. Regional LTL carriers usually have average lengths of haul of 500 miles or less and tend to provide overnight or second-day service. Regional LTL carriers usually can deliver the freight directly from the origin terminal to the destination terminal. This avoids the costly and time-consuming use of breakbulk terminals, which are terminals where the freight is rehandled and reloaded to its ultimate destination. In contrast, long-haul LTL carriers (average lengths of haul in excess of 1,000 miles) operate networks of breakbulk and satellite terminals (hub and spoke systems) and rely heavily on the interim handling of freight. Interregional carriers (500 to 1,000 miles per average haul) also rely on breakbulk terminals but less so than long-haul carriers.

     We believe that the regional LTL market is the most attractive segment of the LTL trucking industry. Because the way customers manufacture and distribute their products has changed, there is an increased demand for the direct shipment and delivery of freight. Today, freight is moving over shorter distances to its ultimate destination. Companies are making more use of regional distribution centers and using the services of regional LTL carriers to deliver the products from these centers to their customers. We also believe that the market for our services may continue to grow because (1) substantial capital is required for terminals and trucks and (2) a large number of skilled workers is needed, which makes it difficult for new companies to compete against us in the regional LTL market.

LOGISTICS

     Our logistics companies provide logistics and distribution services in the United States and Canada. The principal companies in the logistics group, USF Logistics Inc. and USF Distribution Services Inc., provide integrated supply chain solutions for their clients, including transportation, warehousing, cross docking, product configuration and reverse logistics. Reverse logistics is the process of handling unsaleable assets (for example, products that are damaged, defective, returned-to-stock, discontinued or recalled). The companies primarily serve clients in the automotive, consumer, food distribution, healthcare, metals, retail and technology industries. These companies are supply chain partners to many Fortune 500 companies, including Proctor & Gamble, Fleming Foods, Becton Dickinson, Ryerson and Microsoft.

FREIGHT FORWARDING

     Our freight forwarding companies provide domestic and international freight forwarding services. The principal companies in the freight forwarding group are USF Seko Worldwide Inc. and Golden Eagle Group Inc. Freight forwarding involves the handling and management of the transportation of freight to domestic and international destinations using third-party carriers, including pick up and delivery carriers, commercial airlines and ocean vessels.

TRUCKLOAD

     Truckload service involves the shipping of freight weighing 10,000 pounds or more from a single shipper to a single destination along an irregular route. The principal company in the truckload group is Glen Moore Transport Inc. We deliver shipments from the Mid-Atlantic and Southeast states to the West Coast and into the Midwest states. The average length of our hauls is approximately 1,000 miles.

     Our principal executive offices are located at 9700 Higgins Road, Suite 570, Rosemont, Illinois 60018; our telephone number is (847) 696-0200; and our World Wide Web home site is http://www.usfreightways.com.

RECENT DEVELOPMENTS

     On April 15, 1999, we released information regarding our financial performance for the first quarter of this year. Net income was $17.5 million (or $0.65 diluted earnings per share) for the quarter, an increase of $3.8 million (or $0.13 per share) over the first quarter of 1998. Operating revenue for the quarter increased to $513.2 million from $442.3 million, an increase of 16% over the first quarter of 1998. Operating revenue for the first quarter of 1999 includes $30.4 million from three acquisitions completed since the first quarter of 1998.

     We are considering a proposal to exchange guaranteed notes, with terms identical to those of the guaranteed notes described in this prospectus, for our currently outstanding 6 5/8% Notes due May 1, 2000. We have not made any decision on whether to proceed with this proposal.

                         WHERE TO FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. You can call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede the information included or incorporated by reference in this prospectus. We incorporate by reference the document listed below and any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the guaranteed notes:

     - Annual Report on Form 10-K for the year ended December 31, 1998.

     You may request a free copy of this filing by writing or telephoning Christopher L. Ellis, Senior Vice President, USFreightways Corporation, 9700 Higgins Road, Suite 570, Rosemont, Illinois 60018, telephone (847) 696-0200.

                                  RISK FACTORS

     Before you invest in the guaranteed notes, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase the guaranteed notes.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify such statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations, (2) contain projections of our future results of operations or of our financial condition or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. However, there may be events in the future which we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in the guaranteed notes, you should be aware that the occurrence of the events described in these risk factors and documents incorporated by reference could have a material adverse effect on our business, operating results and financial condition.

INCREASES IN FUEL COSTS

     We depend on diesel fuel to run our trucks. If the cost of fuel increases, our results of operation will be affected even though we are able to charge our customers for a portion of the fuel increase. We are only able to charge our customers for increased fuel costs above a certain price level, so we must bear any increase in fuel costs below that level.

RISKS OF ACQUISITION STRATEGY

     Our growth has depended in part on our ability to acquire small- to medium-sized trucking, logistics and freight forwarding companies throughout the United States. We expect to continue to acquire companies as an element of our growth strategy. However, acquisitions involve certain risks that could cause our actual growth to differ from our expectations. For example:

     - We compete with other companies to acquire transportation services companies. We cannot predict whether this competition will increase. If competition does increase, there may be fewer suitable transportation services companies available to be acquired and the price for suitable acquisitions may increase.

     - We may not be able to continue to identify suitable acquisition candidates or to acquire additional transportation services companies on favorable terms. We may also be entering markets in which we have limited direct experience.

     - We may not be able to successfully integrate the operations of an acquired business, particularly in the period immediately following an acquisition. We may lose customers, key employees and drivers after we acquire the business that could adversely affect the results of our operations.

     - The attention of our management may be diverted from the concerns of our other businesses.

ADVERSE IMPACT OF YEAR 2000 COMPUTER SYSTEMS COMPLIANCE

     Many older computer software programs refer to years in terms of final two digits only. Such programs may incorrectly interpret the year 2000 to mean the year 1900. If not corrected, such programs could cause date-related transaction failures. Although we have corrected substantially all of the systems that we believe are critical to our business, the year 2000 problem may, however, adversely impact our business, financial condition and results of operation by affecting the business and operations of our suppliers and customers. For example, if the year 2000 problem affects our customers, we may lose revenues because our customers may not be able to ship freight or pay us for our services. We cannot predict whether our suppliers and customers will suffer any adverse impact because of the year 2000 problem or the effect they may have on our business.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our consolidated ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 1998 is set forth below.

                                                                      YEARS ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                1994    1995    1996    1997    1998
                                                                ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges..........................    4.3     4.4     3.8     6.7     8.0

     For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges, less interest capitalized during the period. Fixed charges consist of interest expense plus that portion of rental expense that is deemed to represent interest.

                                USE OF PROCEEDS

     The proceeds (after deducting the underwriting discount and estimated expenses) to be received by us from the sale of the guaranteed notes are estimated to be approximately $98,276,700. We will use the net proceeds to reduce the unsecured lines of credit we have with various banks. The unsecured lines of credit have a weighted average effective cost of approximately 5.1% per year. Until we apply the net proceeds for specific purposes, we may invest them in marketable securities.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                    FISCAL YEAR ENDED
                                  -------------------------------------------------------------------------------------
                                    52 WEEKS         52 WEEKS         52 WEEKS           53 WEEKS
                                  DEC. 31, 1994    DEC. 30, 1995    DEC. 28, 1996      JAN. 3, 1998   DEC. 31, 1998(1)
                                  -------------    -------------    -------------      ------------   ----------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Operating revenues............   $1,016,464       $1,144,458       $1,330,972         $1,565,249       $1,834,893
  Income from operations........       69,666           67,543           67,128(2)         105,010          129,433
  Interest expense..............       (9,081)          (8,884)         (12,144)            (8,461)          (8,784)
  Interest income...............          664              707              649              1,038              757
  Other non-operating expense...       (2,011)            (878)            (704)               (92)              88
                                   ----------       ----------       ----------         ----------       ----------
  Net income from operations
     before income taxes........       59,238           58,488           54,929             97,495          121,494
  Net income from operations....       33,356           33,338           31,478             56,581           71,445
  Extraordinary item-operating
     rights.....................       (1,291)              --               --                 --               --
                                   ----------       ----------       ----------         ----------       ----------
  Net income....................   $   32,065       $   33,338       $   31,478(2)      $   56,581       $   71,445
                                   ==========       ==========       ==========         ==========       ==========
  Diluted Earnings Per Share:
  Net income per share from
     operations.................   $     1.51       $     1.51       $     1.40(2)      $     2.19       $     2.70
  Net income per share..........   $     1.45       $     1.51       $     1.40(2)      $     2.19       $     2.70
  Average shares
     outstanding-basic..........       22,142           22,123           22,249             25,544           26,209

-------------------------
(1) For fiscal year 1998, USFreightways Corporation began reporting on a calendar year basis.

(2) Income from operations, net income and earnings per share include the USF Red Star Inc. restructuring charge of $4,050, before income tax, equivalent to $0.10 per share, net of tax.

                                              DEC. 31,    DEC. 30,    DEC. 28,    JAN. 3,     DEC. 31,
                                                1994        1995        1996        1998        1998
                                              --------    --------    --------    -------     --------
BALANCE SHEET DATA:
  Working capital.........................    $ 26,168    $ 30,127    $ 59,229    $ 55,402    $ 50,972
  Total assets............................     501,002     578,194     688,508     799,535     974,673
  Long-term obligations excluding current
     portion..............................     105,667     137,333     178,000     115,000     151,096
  Stockholders' equity....................     208,094     233,152     269,260     392,200     459,134

                      DESCRIPTION OF THE GUARANTEED NOTES

GENERAL

     The guaranteed notes will be issued under an indenture (we refer to the indenture, as supplemented from time to time, as the "Indenture") among USFreightways Corporation, the Guarantors and NBD Bank, the Trustee. The guaranteed notes are unsecured obligations of USFreightways Corporation. They will rank on a parity with all of our other unsecured and unsubordinated indebtedness. The guaranteed notes will mature on May 1, 2009. The guaranteed notes will bear interest at the rate shown on the front cover of this prospectus from May 5, 1999, payable semi-annually on each May 1 and November 1 to the persons in whose name they are registered at the close of business on April 15 or October 15 preceding the interest payment date. The first interest payment will be made on November 1, 1999. The guaranteed notes are subject to redemption prior to maturity as described below, but are not entitled to the benefit of any sinking fund. They will be issued in book-entry form only. See "Book-Entry System."

     The following summary of certain provisions of the guaranteed notes and the Indenture is not complete and is subject to the detailed provisions of the Indenture. We have filed a copy of the Indenture as an exhibit to the Registration Statement. Whenever particular provisions or defined terms in the Indenture are referred to in this prospectus, such provisions or defined terms are incorporated by reference in this prospectus. Section references used in this prospectus are references to the Indenture.

GUARANTEES

     Substantially all of our U.S. subsidiaries, as Guarantors, will, jointly and severally, fully and unconditionally guarantee our obligations under the guaranteed notes on an equal and ratable basis subject to the limitation described in the next paragraph. In addition, we will cause any U.S. Person which becomes our subsidiary after the date of the Indenture to enter into a supplemental indenture pursuant to which such subsidiary shall agree to guarantee our obligations under the guaranteed notes. If we default in payment of the principal of, premium, if any, or interest on the guaranteed notes, the Guarantors, jointly and severally, will be unconditionally obligated to duly and punctually pay the same.

     The obligations of each Guarantor under the Guarantee are limited to the maximum amount of which, after giving effect to all other contingent and fixed liabilities of such Guarantor, and after giving effect to any collections from, or payments made by or on behalf of, any other Guarantor in respect of the obligations of such other Guarantor under the Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. Each Guarantor that makes a payment or distribution under the Guarantee shall be entitled to contribution from each other Guarantor in a pro rata amount based on the net assets of each Guarantor determined in accordance with GAAP.

     Notwithstanding the foregoing, but subject to the requirements described below under "Consolidation or Merger," any Guarantee by a Guarantor shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer to any Person (other than an Affiliate of ours) of all of the capital stock of such subsidiary, or all or substantially all of the assets of such subsidiary, pursuant to a transaction which is in compliance with the Indenture.

     Each Guarantee (including the payment of principal of, premium, if any, and interest on the guaranteed notes) will rank pari passu in right of payment with all other unsecured and unsubordinated indebtedness of such Guarantor and will rank senior in right of payment to all subordinated indebtedness of such Guarantor.

     "GAAP" means generally accepted accounting principles in effect in the United States which are applicable as of the original issue date of the guaranteed notes under the Indenture and which are consistently applied for all applicable periods.

     "Guarantee" means the guarantee by each of the Guarantors of the guaranteed notes and our obligations under the Indenture.

     "Guarantor" means (1) each of our subsidiaries which is a party to the Indenture on the original issue date of the guaranteed notes under the Indenture and (2) each other of our U.S. subsidiaries that is required to execute a supplemental indenture and become a Guarantor subsequent to the original issue date of the guaranteed notes under the Indenture.

OPTIONAL REDEMPTION

     Our guaranteed notes will be redeemable, as a whole or in part, at our option, at any time or from time to time, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of our guaranteed notes. The redemption price will be equal to the greater of (1) 100% of the principal amount of the guaranteed notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined below) and 15 basis points.

     In the case of each of clause (1) and (2), accrued interest will be payable to the redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the guaranteed notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such guaranteed notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation and their respective successors. If the foregoing shall cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), we shall substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to each guaranteed note to be redeemed, the remaining scheduled payments of principal and interest on such guaranteed note that would be due after the related redemption date but for such redemption. If such redemption date is not an interest payment date with respect to such guaranteed note, the amount of the next succeeding scheduled interest payment on such guaranteed note will be reduced by the amount of interest accrued on such guaranteed note to such redemption date.

     On and after the redemption date, interest will cease to accrue on the guaranteed notes or any portion of the guaranteed notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the

Trustee) money sufficient to pay the redemption price of and accrued interest on the guaranteed notes to be redeemed on such date. If less than all of the guaranteed notes are to be redeemed, the guaranteed notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

BOOK-ENTRY SYSTEM

     The guaranteed notes initially will be represented by one or more global securities deposited with The Depository Trust Company ("DTC") and registered in the name of DTC's nominee. Except under the circumstances described below, we will not issue the guaranteed notes in definitive form.

     Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriters with the respective principal amounts of the guaranteed notes represented by the global security. Ownership of beneficial interests in a global security is limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership may be effected only through, records maintained by DTC or its nominee (for interests of persons who are participants) and records maintained by participants (for interests of persons who are not participants). The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. Such limits and laws may impair a purchaser's ability to transfer beneficial interests in a global security.

     DTC or its nominee will be considered the sole owner or holder of the guaranteed notes represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have guaranteed notes represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of guaranteed notes in definitive form, and will not be considered the owners of record or holders of guaranteed notes under the Indenture.

     We will make principal and interest payments on guaranteed notes registered in the name of DTC or its nominee to DTC or its nominee as the registered holder of the relevant global security. None of us, the Trustee, any paying agent nor the registrar for the guaranteed notes will have any responsibility or liability for any aspect of the records relating to, or payment made on account of, beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC at any time is unwilling or unable to continue as a depository and we do not appoint a successor depository within 90 days, we will issue guaranteed notes in definitive form in exchange for the entire global security. In addition, we may at any time and in our sole discretion determine not to have guaranteed notes represented by a global security and, in such event, we will issue guaranteed notes in definitive form in exchange for the entire global security. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of guaranteed notes represented by such global security equal in principal amount to such beneficial interest and to have such guaranteed notes registered in the owner's name. Guaranteed notes so issued in definitive form will be issued as registered guaranteed notes in denominations of $1,000 and integral multiples thereof, unless we specify otherwise.

     The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

LIMITATION ON LIENS OF STOCK OR INDEBTEDNESS OF SIGNIFICANT SUBSIDIARIES

     We will not, nor will we permit any Significant Subsidiary (as defined below) to, create, assume, incur or suffer to exist any mortgage, security interest, lien, pledge, charge or any other encumbrance (referred to in this prospectus as a "lien") on any stock or indebtedness of any Significant Subsidiary to secure any Obligation (as defined below) other than the guaranteed notes, without in any such case effectively providing that all the guaranteed notes will be directly secured equally and ratably with such Obligation. These restrictions do not apply to debt secured by:

     - liens on stock or indebtedness of a corporation existing at the time it becomes a Significant Subsidiary;

     - liens on stock or indebtedness of a Significant Subsidiary at the time of the acquisition of such stock or indebtedness; and

     - any extensions, renewals or replacements, in whole or in part, of any lien referred to above. (Section 1008)

     "Obligation" means every obligation for money borrowed and every obligation evidenced by a bond, note, debenture or other similar instrument.

     "Significant Subsidiary" means (1) any subsidiary which had total assets that constituted at least 10% of our total assets on a consolidated basis determined as of the date of the most recent quarterly consolidated balance sheet or (2) any subsidiary which had revenues for the three-month period ending on the date of the most recent quarterly consolidated statement of operations that constituted at least 10% of our total revenues on a consolidated basis.

CONSOLIDATION OR MERGER

     We may consolidate or merge with, or sell all or substantially all of our assets to, another corporation. The remaining or acquiring corporation must assume all of our responsibilities and liabilities under the Indenture, including the payment of all amounts due on the guaranteed notes and performance of the covenants. Under these circumstances, if our properties or assets become subject to a lien not permitted by the Indenture, we will equally and ratably secure the guaranteed notes. (Section 801)

EVENTS OF DEFAULT

     An event of default under the Indenture with respect to the guaranteed notes includes the following:

     - failure to pay interest on the guaranteed notes for 30 days;

     - failure to pay principal on the guaranteed notes when due;

     - failure to perform any of the other covenants or agreements in the Indenture relating to the guaranteed notes that continues for 60 days after notice to us by the Trustee or holders of at least 10% in principal amount of the outstanding guaranteed notes;

     - failure to pay when due any obligation of ours or any subsidiary having an aggregate principal amount outstanding of at least $5,000,000 that continues for 10 days after notice to us by the Trustee or holders of at least 10% in principal amount of the outstanding guaranteed notes; or

     - any Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under any Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the terms of the Indenture); or

     - certain events of bankruptcy, insolvency or reorganization relating to us or any Significant Subsidiary. (Section 501)

     The Indenture provides that the Trustee will, with certain exceptions, notify the holders of the guaranteed notes of any event of default known to it within 90 days after the occurrence of such event. (Section 602)

     If an event of default (other than with respect to certain events of bankruptcy, insolvency or reorganization) occurs and is continuing for the guaranteed notes, the Trustee or the holders of not less than 25% in principal amount of the guaranteed notes may declare the principal amount to be due and payable. In such a case, subject to certain conditions, the holders of a majority in principal amount of the guaranteed notes then outstanding can rescind and annul such declaration and its consequences. (Section 502)

     We are required to file an annual officers' certificate with the Trustee concerning our and the Guarantors' compliance with our respective obligations under the Indenture. (Section 1004) Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is not obligated to exercise any of its rights or powers at the request or direction of any of the holders unless they have offered the Trustee reasonable security or indemnity. (Section
603) If the holders provide reasonable security or indemnity, the holders of a majority in principal amount of the outstanding guaranteed notes during an event of default may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any of the Trustee's trusts or powers with respect to the guaranteed notes. (Section
512)

MODIFICATION AND AMENDMENT OF THE INDENTURE

     We and the Guarantors may enter into supplemental indentures with the Trustee without the consent of the holders of the guaranteed notes to, among other things:

     - evidence the assumption by a successor corporation of our obligations;

     - appoint additional, separate or successor trustees to act under the Indenture;

     - add covenants for the protection of the holders of the guaranteed notes;

     - cure any ambiguity or correct any inconsistency in the Indenture; and

     - establish the form or terms of the guaranteed notes. (Section 901)

     With the consent of the holders of 66 2/3% in principal amount of the outstanding guaranteed notes, we and the Guarantors may execute supplemental indentures with the Trustee to add provisions or change or eliminate any provision of the Indenture or any supplemental indenture or to modify the rights of the holders of the guaranteed notes. Without the consent of the holders of all the guaranteed notes, no such supplemental indenture will, with respect to the guaranteed notes:

     - change their stated maturity;

     - reduce their principal amount or their interest rate;

     - reduce the principal amount payable upon their acceleration;

     - change the place or currency in which they are payable;

     - impair the right to institute suit for their or the Guarantee's enforcement;

     - reduce the percentage in principal amount of guaranteed notes, the consent of the holders of which is required for any such supplemental indenture;

     - reduce the percentage in principal amount of guaranteed notes required for waiver of compliance with certain provisions of the Indenture or certain defaults;

     - release any Guarantor from any of its obligations under the Guarantee or the Indenture otherwise than in accordance with the Indenture; or

     - modify provisions with respect to modification and waiver. (Section 902)

DISCHARGE OF INDENTURE

     At our option, we (1) will be discharged from all obligations under the Indenture in respect of the guaranteed notes (except for certain obligations to exchange or register the transfer of the guaranteed notes, replace stolen, lost or mutilated guaranteed notes, maintain paying agencies and hold monies for payment in trust) or (2) need not comply with certain restrictive covenants of the Indenture (including the limitation on liens) with respect to the guaranteed notes, in each case if we or any Guarantor deposits with the Trustee, in trust, money or U.S. government obligations (or a combination thereof) sufficient to pay the principal of and any premium or interest on the guaranteed notes when due. In order to select either option, we must provide the Trustee with an opinion of counsel or a ruling from, or published by, the Internal Revenue Service, to the effect that holders of the guaranteed notes will not recognize gain or loss for Federal income tax purposes, as if we had not exercised either option. (Sections 1302 and 1304)

     In the event we exercise our option under (2) above with respect to the guaranteed notes and the guaranteed notes are declared due and payable because of the occurrence of any event of default other than default with respect to such obligations, the amount of money and U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the guaranteed notes at the time of their stated maturity but may not be sufficient to pay amounts due on the guaranteed notes at the time of the acceleration resulting from such event of default. We would remain liable, however, for such amounts. (Sections 1303 and 1304)

GOVERNING LAW

     The Indenture, the guaranteed notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

     We maintain lines of credit and have customary banking relationships with NBD Bank, the Trustee under the Indenture.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement, dated April 29, 1999, among us and the several underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation are acting as representatives, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the aggregate principal amount of the guaranteed notes set forth after their respective names below. The obligations of the underwriters are subject to certain conditions. The underwriters must purchase all of the guaranteed notes if they purchase any.

                                                               PRINCIPAL AMOUNT
UNDERWRITER                                                   OF GUARANTEED NOTES
-----------                                                   -------------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................     $ 80,000,000
Credit Suisse First Boston Corporation......................       20,000,000
                                                                 ------------
             Total..........................................     $100,000,000
                                                                 ============

     The underwriters have advised us that they propose initially to offer the guaranteed notes to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of .4% of the principal amount of the guaranteed notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the guaranteed notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The guaranteed notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the guaranteed notes on a national securities exchange. We have been advised by the representatives that they intend to make a market in the guaranteed notes, but they are not obligated to do so and may discontinue market-making at any time without notice. We can provide no assurance as to the liquidity of, or any trading market for, the guaranteed notes.

     In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the guaranteed notes in accordance with Regulation M under the Securities Act of 1934, as amended. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the guaranteed notes. If the underwriters create a short position in the guaranteed notes in connection with the offering, i.e., if they sell a greater aggregate principal amount of guaranteed notes than is set forth on the cover of this prospectus, the underwriters may reduce that short position by purchasing guaranteed notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. Such activities, if commenced, may be discontinued at any time.

     Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the guaranteed notes. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or if indemnification is not allowed, to contribute to payments the underwriters may be required to make because of those liabilities.

     In the ordinary course of business, Merrill Lynch & Co. has from time to time provided investment banking and financial advisory services to us and has also acted as representative of various other underwriters in connection with public offerings of our common stock in February 1997 and debt securities in May 1993.

     We estimate that we will spend $265,300 for fees and expenses associated with the offering of the guaranteed notes.

                                 LEGAL OPINIONS

     Sachnoff & Weaver, Ltd., Chicago, Illinois, will pass on the validity of the guaranteed notes and Guarantees for us. Winston & Strawn, Chicago, Illinois, will pass on the validity of the guaranteed notes for the underwriters.

                                    EXPERTS

     The consolidated financial statements and schedules appearing in our Annual Report on Form 10-K for the years ended December 31, 1998 and January 3, 1998 and for each of the two years in the period ended December 31, 1998 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements for the year ended December 28, 1996 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by KPMG LLP, independent public accountants, as indicated in their report with respect thereto, and is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $100,000,000
                               USFREIGHTWAYS LOGO

                           USFREIGHTWAYS CORPORATION

                    6 1/2% GUARANTEED NOTES DUE MAY 1, 2009

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON

                                 APRIL 29, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------